

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

November 13, 2017

Daniel B. Silvers
Chief Executive Officer and Director
Leisure Acquisition Corp.
250 West 57th Street, Suite 2223
New York, NY 10107

     Re: **Leisure Acquisition Corp**
              Registration Statement on Form S-1
              Filed November 3, 2017
              File No. 333-221330

Dear Mr. Silvers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management

Conflicts of Interest, page 107

1.   We note your statement on page 108 that your management team is not currently involved in any other blank check offerings. However, it appears that Mr. Carrera is currently associated with Andina Acquisition Corp. II, a blank check company that recently announced it has entered into a definitive agreement to acquire an operating company. You also disclose elsewhere in the registration statement that Mr. Weil, Mr. Silvers, and Mr. Peng have provided consulting services to Andina II in connection with its contemplated business combination. Therefore, please revise your disclosure to fully encompass your management team's involvement in other blank check offerings, including those offerings that have not yet closed.

<u>Signatures, page II-7</u>

2. Please indicate who will be signing in the capacity of principal accounting officer or controller. Refer to Instruction 1 to the Signatures section on Form S-1.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Joseph Kempf, Senior Staff Accountant at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

 Sincerely,

 /s/ Celeste M. Murphy for

 Larry Spirgel
 Assistant Director
 AD Office 11 – Telecommunications